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                         EXECUTIVE EMPLOYMENT AGREEMENT


         THIS EMPLOYMENT AGREEMENT dated as of March 24, 1999 (the "Agreement"), between Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), and Mitchell Eisenberg (the "Executive").

                             PRELIMINARY STATEMENTS

         WHEREAS, on the date hereof, Vestar/Calvary, Inc. ("Acquisition"), Vestar/Calvary Holdings, Inc. ("Holdings") and the Company are entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Acquisition will merge into the Company (the "Merger"), with the Company constituting the surviving corporation;

         WHEREAS, Acquisition and the Company desire that, effective upon the purchase by Acquisition of shares of the Company's common stock pursuant to the Offer (as defined in the Merger Agreement), the Company employ the Executive and enter into an agreement embodying the terms of such employment and the Executive desires to accept such employment with the Company and enter into such an agreement;

         NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

                                    AGREEMENT

         1. Effectiveness of Agreement/Prior Agreements.

                  (a) Notwithstanding any other provision of this Agreement, this Agreement shall constitute a binding obligation of the parties hereto as of the date hereof but shall become effective only upon the date of Acquisition's purchase of shares of the Company's common stock pursuant to the Offer (such date being hereinafter referred to as the "Commencement Date"); provided, however, that for this Agreement to continue to be effective after the ninetieth day following the Merger, Holdings shall, within ninety (90) days following the Merger, obtain shareholder approval intended to satisfy Section 280G(b)(5)(B) of the Internal Revenue Code of 1986, as amended (the "Shareholder Approval"). If the Shareholder Approval is not obtained or the Merger Agreement is terminated for any reason without shares of the Company's common stock being purchased pursuant to the Offer, this Agreement shall, at such time, be terminated without further obligation or liability of either party.

                  (b) Effective as of the Commencement Date, this Agreement shall supercede all prior agreements and understandings (including verbal agreements) between the Executive and the Company and/or its affiliates regarding the terms and conditions of Executive's employment with the Company and its affiliates including, without limitation, the Executive Employment Agreement dated as of December 1, 1994 with the Company (f/k/a SAMA Holdings, Inc.) and Sheridan Healthcorp, Inc. (f/k/a Southeastern Anesthesia Management Associates), as amended
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(the "Prior Employment Agreement" and together with such other prior agreements and understandings, collectively, the "Prior Agreements"); provided that this Agreement shall not supercede the Executive's rights to expense reimbursement or benefits under the Company's employee benefits plans, programs and arrangements. It is expressly agreed that from and after the Commencement Date the Company and its affiliates shall have no further obligations under, and the Executive shall have no further rights under, the Prior Employment Agreement including, without limitation, any severance, termination, or change of control related benefits.

         2. Employment. Subject to the provisions of this Agreement, the Company shall employ the Executive, and the Executive agrees that he will be so employed, upon the terms and conditions hereinafter set forth.

         3. Term of Employment. Subject to the provisions of this Agreement, unless earlier terminated pursuant to Section 7, the term of Executive's employment pursuant to this Agreement (the "Term of Employment") shall remain effective until the fifth anniversary of the Commencement Date (the "Scheduled Expiration Date"). Notwithstanding the preceding sentence, commencing with the Scheduled Expiration Date and on each anniversary of the Scheduled Expiration Date thereafter (each an "Extension Date"), the Term of Employment shall be automatically extended for an additional one-year period, unless the Company or the Executive provides the other party hereto six (6) months' prior written notice before the next Extension Date that the Term of Employment shall not be so extended. For the avoidance of doubt, the term "Term of Employment" shall include any extension that becomes applicable pursuant to the preceding sentence.

         4. Duties.

         (a) During the Term of Employment, beginning on the Commencement Date the Executive (i) shall continue to serve as the President and Chief Executive Officer of the Company or in a position carrying an equivalent or more senior title, as reasonably determined by the Board of Directors, (ii) shall perform such duties and responsibilities as may be determined by the Board of Directors of the Company consistent with the Executive's title and position as an executive officer of the Company pursuant to the preceding clause (i), (iii) upon request of the Board of Directors of the Company, shall serve as an officer and/or director of the Company and any of its subsidiaries and (iv) shall render all services reasonably incident to the foregoing. The Executive agrees to use the Executive's best efforts in, and shall devote the Executive's full working time, attention, skill and energies to, the advancement of the interests of the Company and/or its Subsidiaries and the performance of the Executive's duties and responsibilities hereunder, except for (x) vacation time and absence for sickness or similar disability and (y) to the extent that it does not interfere with the performance of the Executive's duties hereunder, (A) such reasonable time as may be devoted to service on the boards of directors of other corporations and entities, subject to the provisions of Section 8, on which the Executive currently serves and which are disclosed on Exhibit A hereto or any other boards of directors on which the Executive may serve in the future, subject to the consent of the Company's Board of Directors (not to be unreasonably withheld), and the fulfillment of civic responsibilities and (B) such reasonable time as may necessary from time to time for personal financial matters.
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         (b) In performing the Executive's duties under this Agreement, the
Executive shall use reasonable good faith efforts to comply with and follow all written policies, standards, rules and regulations established by the Company from time to time and shall be bound by and comply with the terms and conditions of other written agreements to which the Company is a party, or to which it may become a party during the Term of Employment, that are applicable to executive officers of the Company in their capacity as such and not in their capacity as physicians, in any case under this Section 4(b), provided Executive has knowledge of such policies, standards, rules, regulations or agreements, as the case may be.

         (c) During and subsequent to the Term of Employment, the Executive agrees that the Executive shall immediately notify the Company of any and all notices of claims made or threats thereof of which the Executive has knowledge arising out of the Executive's services during or prior to the Term of Employment as soon as the Executive becomes aware of this information and shall cooperate in any investigation and in the defense of any claims made or threats thereof.

         (d) During and subsequent to the Term of Employment, the Executive shall assign, account and pay to the Company all accounts receivable, compensation and any other form of remuneration due from or paid by any source other than the Company that is paid to the Executive and is attributable to services he has rendered in the Executive's professional capacity on behalf of the Company during the Term of Employment or sums which come into the Executive's possession which are attributable to the services of other employees of the Company on behalf of the Company.

         5. Compensation.

         (a) During the Term of Employment, the Company shall pay the Executive as compensation for the performance of the Executive's duties under this Agreement, a salary at an annual rate of $375,000 per annum from the Commencement Date (as such base salary may be increased from time to time, the "Base Salary"). Such salary shall be subject to such increases, if any (but not decreases), as may be determined in the sole discretion of the compensation committee of the Company's Board of Directors. Executive's salary shall be subject to withholding under applicable law and shall be payable in periodic installments in accordance with the Company's usual practice for its senior executives, as in effect from time to time.

         (b) During the Term of Employment, the Company shall maintain an annual incentive compensation plan (the "Annual Bonus Plan") for its senior executives in which the Executive shall be entitled to participate in accordance with the terms thereof as in effect from time to time, at a level commensurate with the Executive's position and duties with the Company. During the Term of Employment, the Executive shall be eligible to receive an annual target bonus equal to 50%
of the Base Salary pursuant to the Annual Bonus Plan, based upon the satisfaction of performance targets established by the Company's Board of Directors in its sole discretion. It is the Company's intention that its Board of Directors shall use its best commercial efforts to establish such performance targets during the first 120 days of each fiscal year.
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         (c) Upon the occurrence of the Effective Time (as defined in the Merger
Agreement), the Company shall pay the Executive a cash bonus in the amount of $650,000.

         6. Benefits.

         (a) During the Term of Employment, the Executive shall be entitled to participate in any and all pension, profit sharing, medical, dental and/or life insurance plans (collectively, the "Benefits") as may be in effect from time to time for senior executives of the Company. Such participation shall be subject to (i) the terms of the applicable plan documents, (ii) policies of the Company generally applicable to senior executives and (iii) the discretion of the Board of Directors of the Company or any administrative or other committee provided for in or contemplated by such plans, including discretion with respect to creation, maintenance and continuation of particular benefits, plans and arrangements. Notwithstanding anything to the contrary contained herein, the Executive shall at any time be entitled to at least those Benefits that are equivalent in nature to those Benefits available at such time to the employees or executives of the Company generally.

         (b) The Company shall promptly reimburse the Executive for all reasonable business expenses (including business travel and entertainment expenses) incurred by the Executive during the Term of Employment in accordance with the Company's practices for senior executives of the Company, as in effect from time to time.

         (c) During the Term of Employment, the Executive shall be entitled to five (5) weeks paid vacation time during each calendar year the Executive is employed under this Agreement (pro-rated for the final partial calendar year of the Term of Employment). Vacation time shall be used within the calendar in which they accrue, and vacation time shall only be used at the times and intervals mutually agreed upon between Executive and the Company. The Executive shall not be entitled to any additional compensation for unused vacation days.

         (d) During the Term of Employment the Executive shall receive a car allowance of $500 per month and the Executive shall provide an automobile which shall be available at all times for the purpose of performing the Executive's duties under this Agreement and for carrying on the business activities of the Company. The Executive shall adequately insure such automobile and the Executive, in accordance with all applicable laws and regulations, against claims for bodily injury, death or property damage occurring as a result of the use of the automobile and all other automobiles used by the Executive in connection with the Executive's employment under this Agreement.

         (e) During the Term of Employment, the Company shall pay the Executive's applicable hospital medical staff fees and professional license fees as reasonably requested by the Executive.

         (f) During the Term of Employment, the Company shall reimburse the Executive for dues and fees for the period of membership covering such Term of Employment for any of the following professional associations which are paid by the Executive during the Executive's Term of Employment: (i) American Medical Association; (ii) Florida Medical Association; (iii)
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American Society of Anesthesiologists; (iv) Florida Society of
Anesthesiologists; and (v) an applicable County Medical Association. Reimbursement shall be made after Executive's presentation of an expense statement and paid receipt and any other supporting information the Company may reasonably request.

         7. Termination of Employment of the Executive. Notwithstanding any other provision of this Agreement, the provisions of this Section 7 shall exclusively govern the Executive's rights under this Agreement upon a termination of the Executive's employment with the Company and its affiliates. Notwithstanding the foregoing, the Executive shall be entitled to receive such expense reimbursement and benefits accrued under any plan, policy or program of the Company in accordance with the terms of such plan, policy or program, including, without limitation, reimbursement for reasonable business expenses incurred. During the Term of Employment, this Agreement and the Executive's employment hereunder may be terminated as follows under subparagraph (a) through
(h) inclusive:

                  (a) At any time by the mutual consent of the Executive and the Company. Upon termination pursuant to this Section 7(a), all obligations of the Company under this Agreement thereupon immediately shall terminate, other than obligations with respect to earned but unpaid Base Salary and professional liability insurance as provided in
         Section 10(c), to the extent applicable.

                  (b) At any time for "cause" by the Company upon written notice of termination to the Executive, which notice specifies in reasonable detail the facts and circumstances claimed to give rise to the Company's right to terminate the Executive's employment for cause; provided that, for any termination for cause to be effective, the Executive and his counsel must be permitted to attend a meeting of the Board of Directors within 30 days (and the Board may insist within 20 days) after delivery to the Executive of such notice of termination pursuant to this Section 7(b) to explain why the Executive should not be terminated for cause (a "Cause Meeting") and, following any such explanation, the Board of Directors must confirm that the Company has cause to terminate the Executive's employment; provided further that
         (i) if the Executive declines or fails to attend the Cause Meeting, such termination shall be effective immediately upon such declination or failure and (ii) the Company may require the Executive to cease performing further duties to the Company until the conclusion of the Cause Meeting without constituting grounds for the Executive's termination of employment pursuant to Section 7(f). For purposes of this Agreement, a termination shall be for "cause" if the Board of Directors of the Company reasonably determines that:

                                    (i) the Executive has committed an act of
                           fraud, embezzlement, misappropriation or breach of fiduciary duty against the Company or its affiliates or felony involving the business, assets or customers or clients of the Company or its affiliates or has been convicted by a court of competent jurisdiction or has plead guilty or nolo contendere to any other felony; or

                                    (ii) the Executive has committed a material
                           breach of any of the covenants, terms or provisions
                           of Sections 8, 9 or 12 hereof; or
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                                    (iii) the Executive substantially has failed
                           to perform the Executive's duties hereunder, including by committing a material breach of any of the covenants, terms or provisions hereof (other than pursuant to Sections 8, 9, or 12), which failure or breach has not been remedied within a reasonable time specified by the Company that is not less than thirty
                           (30) days after delivery to the Executive by the Company of written notice thereof; or

                                    (iv) the Executive has breached the
                           Executive's obligation contained in Section 13 of this Agreement.

                  Upon termination for cause as provided in this Section 7(b),
         (A) all obligations of the Company under this Agreement thereupon immediately shall terminate, other than any obligations with respect to earned but unpaid Base Salary and professional liability insurance as provided in Section 10(c), to the extent applicable, and (B) the Company shall have any and all rights and remedies under this Agreement and applicable law.

                  (c) Upon the Executive's death or upon the Executive's permanent disability (as defined below) continuing for a period of one hundred eighty (180) days. Upon termination in the event of death or permanent disability as provided in this Section 7(c), such termination will be treated as a termination by the Company without Cause and the rights and obligations of the parties shall be as set forth in Section 7(e), provided that in the case of the death of the Executive, any payments shall be made to the Executive's estate. As used herein, the term "permanent disability" or "permanently disabled" is hereby defined as the inability of the Executive, by reason of injury, illness or other similar cause, to perform a major part of the duties and responsibilities which the Executive had been performing pursuant to this Agreement prior to the date of disability in connection with the conduct of the business and affairs of the Company.

                  (d) At any time by the Executive upon ninety (90) days' prior written notice to the Company. Upon termination by the Executive as provided in this Section 7(d), all obligations of the Company under this Agreement thereupon immediately shall terminate, other than any obligations with respect to the earned but unpaid Base Salary, any accrued but unpaid incentive bonus in accordance with Section 5(b) hereof for any previously completed fiscal year and professional liability insurance as provided in Section 10(c), to the extent applicable.

                  (e) At any time without "cause" (as defined in Section 7(b)) by the Company upon written notice to the Executive of not less than thirty (30) days. In the event of termination of the Executive by the Company pursuant to this Section 7(e), the Company shall, subject to the Executive's continued compliance with the provisions of Section 8,
         (i) pay to the Executive an amount equal to twice the Executive's Base Salary according to the terms of Section 5(a) hereof, in equal installments over the 12 months following the termination of employment pursuant to the Company's payroll practices, (ii) continue the Executive's benefits, car allowance and reimbursements as provided in
         Section 6 hereof from the effective date of termination through the date that is twelve (12) months from the date of such termination,
         (iii) pay to the Executive the Executive's pro rata
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         portion (based on the number of days the Executive is employed during the applicable year as compared to 365 days) of the bonus that the Executive would have been eligible to receive pursuant to Section 5(b) hereof if he had been employed pursuant to this Agreement for the whole year based upon the Company's actual financial performance for the applicable year as measured against the performance objectives for such year, determined and calculated in accordance with the terms of the Annual Bonus Plan (the "Pro-Rata Bonus"), payable when bonuses are generally paid to the Company's senior executives and (iv) any accrued but unpaid incentive bonus in accordance with Section 5(b) for any previously completed fiscal year. In addition, in the event such termination of the Executive's employment by the Company without cause occurs within one year following the occurrence of a Change of Control, then, in addition to the amounts described in clauses (i), (ii), (iii) and (iv) above, the Company shall, subject to the Executive's continued compliance with the provisions of Section 8, pay to the Executive a lump sum cash payment on the first anniversary of the date of the Executive's termination of employment in an amount equal to the excess, if any, of (A) the greater of (1) $1 million or (2) twice the sum of
         (x) Executive's Base Salary as in effect on the date of termination and
         (y) the bonus he received in respect of the year prior to the year of the Executive's termination over (B) the amounts paid pursuant to (i) above. Notwithstanding the foregoing provisions of this Section 7(e), if the Executive terminates the Executive's employment pursuant to
         Section 7(f) following any reduction in the Base Salary, the Base Salary amount applicable under this Section 7(e) shall be the amount in effect prior to any reduction thereof. Upon termination by the Company without cause as provided in this Section 7(e), except for the compensation and benefits expressly provided in this Section 7(e), all obligations of the Company under this Agreement thereupon immediately shall terminate, other than any obligations with respect to earned but unpaid Base Salary and professional liability insurance as provided in
         Section 10(c), if applicable.

         For purposes of this Agreement, "Change of Control" shall mean Change of Control as defined in the Vestar/Calvary Holdings, Inc. 1999 Stock Option Plan.

                  (f) Upon written notice by the Executive upon the continuation of any of the following (without the Executive's written consent) after written notice (the "Good Reason Notice") by the Executive to the Company describing in reasonable detail the occurrence of one or more of the following events and the failure by the Company to remedy such event(s) within thirty (30) days after receipt of the Good Reason
         Notice: (i) the Company has failed to pay the Executive the Base Salary (or any installment thereof) provided for in Section 5(a) or (if applicable) the annual incentive bonus, if any, payable under Section 5(b) upon such date as payment is due in accordance with Section 5(a) or (if applicable) Section 5(b), (ii) the Company fails to make available to the Executive any benefit plan or compensation plan (including any pension, profit sharing, life insurance, health, accidental death or dismemberment or disability plan) that has been made available generally to the senior executives of the Company (subject to applicable eligibility and waiting periods applicable to senior executives generally) or reduces the Benefits to which the Executive is entitled so that they are not at least equivalent in nature to those Benefits available at such time to the employees or executives of the
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         Company generally, provided that nothing in this Section 7(f) shall be construed to mean that the Company shall be constrained in any manner from amending or eliminating any benefit or compensation plan as such is applied to the Executive and the other senior executives of the Company generally, (iii) the principal offices of the Company are moved to a location more than 30 miles from the Company's current headquarters in Broward County in the State of Florida, or (iv) the Company has substantially failed to perform any of its obligations hereunder, including by committing a material breach of any of the covenants, terms or provisions hereof, by a demotion in Executive's titles from those contemplated by this Agreement or by assigning to the Executive duties representing a diminution from those contemplated by this Agreement. The Executive shall have no right of termination under this Section 7(f) in the event the relevant default described in the Good Reason Notice is cured within the 30 day period following the Company's receipt of the Good Reason Notice. In the event of the Executive's termination of employment pursuant to this Section 7(f), such termination shall be treated for purposes of this Agreement as a termination by the Company without "cause" and the provisions of
         Section 7(e) shall apply, including if the Executive's termination of employment pursuant to this Section 7(f) occurs within the one year period following a Change of Control, the provisions of Section 7(e) concerning the rights and obligations of the parties in the event of the Executive's termination by the Company without cause following a Change of Control.

                  (g) Upon the expiration of the Term of Employment due to the Executive's election not to extend the Term of Employment pursuant to
         Section 3. Upon termination of the Term of Employment by the Executive as provided in this Section 7(g), unless the Executive's employment is earlier terminated pursuant to paragraphs (a) through (f) of this
         Section 7, the Executive's termination of employment hereunder (whether or not the Executive continues as an employee of the Company thereafter) shall be deemed to occur on the close of business on the day immediately preceding the next scheduled Extension Date and all obligations of the Company under this Agreement thereupon immediately shall terminate, other than any obligations with respect to the earned but unpaid Base Salary, any accrued but unpaid incentive bonus in accordance with Section 5(b) for any previously completed fiscal year, the Pro-Rata Bonus for the year in which such termination occurs and professional liability insurance as provided in Section 10(c), to the extent applicable.

                  (h) Upon the expiration of the Term of Employment due to the Company's election not to extend the Term of Employment pursuant to
         Section 3. Upon termination of the Term of Employment by the Company as provided in this Section 7(h), unless the Executive's employment is earlier terminated pursuant to paragraphs (a) through (f) of this
         Section 7, the Executive's termination of employment hereunder (whether or not the Executive continues as an employee of the Company thereafter) shall be deemed to occur on the close of business on the day immediately preceding the next scheduled Extension Date and all obligations of the Company under this Agreement thereupon immediately shall terminate, other than any obligations with respect to earned but unpaid Base Salary, any accrued but unpaid incentive bonus in accordance with Section 5(b) for any previously completed fiscal year, the Pro-Rata Bonus for the year in which such
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         termination occurs, and professional liability insurance as provided in
         Section 10(c), to the extent applicable. In addition, the Company shall, subject to the Executive's continued compliance with the provisions of Section 8, pay to the Executive an amount equal to twice the Executive's annual Base Salary according to the terms of Section 5(a) hereof, in equal installments over the 12 months following the termination of employment pursuant to the Company's payroll practices.

         In the event of any termination of this Agreement as provided in this
Section 7, the Executive shall immediately resign from, and surrender, all medical staff and other privileges ("Privileges"), at any hospital, ambulatory surgical center or other facility where the Company provides services and Executive waives any and all due claims of any kind whatsoever, including due process claims, the Executive or the Executive's estate may have against the Company and all other parties with respect to the termination of the Executive's Privileges.

         Unless the Company and the Executive otherwise agree in writing, continuation of the Executive's employment with the Company beyond the expiration or termination of the Term of Employment shall be deemed an employment at will and shall not be deemed to extend any of the provisions of this Agreement and the Executive's employment may thereafter be terminated at will by either the Executive or the Company.

         8. Non-Competition.

         (a) Except as provided below, during the Term of Employment and for the Non-Competition Period, the Executive shall not, without the express written consent of the Company, directly or indirectly, engage in any activity which is, or participate or invest in or assist (whether as owner, part-owner, stockholder, partner, director, officer, trustee, employee, agent, independent contractor or consultant, or in any other capacity) any Competitive Enterprise, except that the Executive may make passive investments in a Competitive Enterprise the shares of which are publicly traded if such investment constitutes less than one percent of the outstanding equity of such enterprise. Without implied limitation, the forgoing covenant shall include hiring or attempting to hire for or on behalf of any such Competitive Enterprise any officer or other employee of the Company or any Subsidiary of the Company or any Controlled Entity, encouraging any officer, Health Care Provider or employee to terminate his or her relationship or employment with the Company or any Subsidiary of the Company or Controlled Entity, soliciting for or on behalf of any such Competitive Enterprise any client or customer (including any Medical Customer) of the Company or any Subsidiary of the Company or any Controlled Entity, and diverting to any Person any client or business opportunity of the Company, or any Subsidiary of the Company or Controlled Entity.

         (b) The term "Non-Competition Period" shall mean the period commencing on the last day of the Term of Employment and ending on the first anniversary of the last day of the Term of Employment or, in the event the Executive fails to commence employment with the Company as of the Commencement Date, until the first anniversary of the Commencement Date.

         (c) For purposes of this Section 8:
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                  "Affiliate" shall mean, as to any Person, (i) each direct or indirect Subsidiary of such Person, (ii) each other Person of which such Person is a direct or indirect Subsidiary, and (iii) each other direct or indirect Subsidiary of such other Person.

                  "Columbia" means the hospitals and ambulatory surgical facilities owned by Columbia/HCA Healthcare, Inc.

                  "Competitive Enterprise" means any Person the activities, products or services of which (A) are competitive with activities, products or services of the Company or any of its Controlled Entities in any state in which the Company is engaged or intends to engage in the same or a similar business during the one year period preceding the Executive's termination of employment or during the Non-Competition Period, and (B) include (1) the provision of medical services, including without limitation, the provision of anesthesia services, pain management services, emergency room services, primary medical care services, neonatology, perinatology and radiology services; (2) the provision of Payor Services; (3) the provision of administrative services for medical services and Payor Services, including without limitation, quality assurance services, utilization management services, billing services, recruitment services and medical management information services; or (4) the provision of services or products of any nature to Columbia.

                  "Controlled Entity" shall have the meaning ascribed thereto in the Merger Agreement.

                  "Health Care Provider" means any physician, nurse, technician or allied health care provider providing medical services on behalf of the Company or any Controlled Entity on a full or part-time basis as an independent contractor or consultant.

                  "Medical Customers" means patients, health maintenance organizations, preferred payer organizations, third party payors, IPAs, PHOs, MSOs, PSOs (or similar arrangements), employers, labor unions, hospitals, clinics, ambulatory surgery centers, Medicare intermediaries and Medicaid intermediaries.

                  "Payor Services" means payor services in the area of managed care, third party payors, provider networks, IPAs, TPAs, PHOs, MSOs, HMOs, PSOs, capitation pools and other similar arrangements.

                  "Person" shall mean an individual, a corporation, an association, a partnership, an estate, a trust, and any other entity or organization.

                  "Subsidiary" means, with respect to any Person, any corporation, partnership, association or other business entity of which fifty percent (50%) or more of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof, or fifty percent (50%) or more of the equity interest therein, is at the time owned or controlled,

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         directly or indirectly, by any Person or one or more of the other
         Subsidiaries of such Person or a combination thereof.


         (d) In furtherance and not in limitation of the foregoing restrictions, during the Term of Employment and the Non-Competition Period, subject to Section 4, the Executive shall not devote any time to consulting, lecturing or engaging in other self-employment or employment activities without the prior written consent of the Company.

         9. Business Opportunities. The Executive agrees, while he is employed by the Company, to offer or otherwise make known or available to the Company or any subsidiary, as directed by the Company and without additional compensation or consideration, any business prospects, contracts or other business opportunities that he may discover, find, develop or otherwise have available to him in any field in which the Company is engaged, and further agrees that any such prospects, contracts or other business opportunities shall be the property of the Company.

         10. Professional Liability Insurance. During the Term of Employment, if the Executive's duties hereunder include provision of medical services, the following will apply:

         (a) the Company shall make all reasonable efforts to obtain (and if obtained, shall pay the cost of) adequate professional liability insurance coverage (subject to availability) at commercially reasonable rates to provide protection for the Executive and the Company for the Executive's provision of medical services while acting in the scope of the Executive's employment pursuant to the terms and conditions of this Agreement, as determined and approved by the Company's Board of Directors, in its absolute sole discretion;

         (b) the Company may, in its absolute discretion, cancel, modify, change, replace or substitute any professional liability insurance coverage for the Executive and/or the Company for the Executive's provision of medical services while acting in the scope of the Executive's employment pursuant to the terms and conditions of this Agreement which was obtained by the Company pursuant to its obligations under this Section 10; provided, however, that if any such cancellation, modification, change, replacement or substitution results in the reduction of the coverage limits below one million dollars ($1,000,000) per occurrence and three million dollars ($3,000,000) in the annual aggregate, then not less than ninety (90) days prior to the effectiveness of such reduction, the Company will provide written notice thereof to the Executive and, in the Executive's sole discretion, the Executive may elect not less than thirty
(30) days after such notice to terminate the Term of Employment under this Agreement in accordance with Section 7(d), provided that the notice period with respect to such termination shall be reduced to sixty (60) days and the notice provided for in Section 7(d) shall (i) indicate that such termination is being effected in accordance with the provisions of this Section 10(b), and (ii) describe the cancellation, modification, change, replacement or substitution, and state that the Executive has determined in good faith that the resulting coverage constitutes inadequate liability protection for the Executive for the Executive's provision of medical services pursuant to this Agreement;

         (c) upon termination of the Term of Employment under this Agreement for any reason other than in connection with the reduction of professional liability insurance coverage limits as contemplated in Section 10(b), the Company shall, at the Company's expense, continue to cover the Executive, from the date of termination through the expiration of all applicable statutes of limitation, for medical malpractice claims arising out of the Executive's employment under this Agreement by, at the Company's option and subject to availability at commercially reasonable rates: (i) continuing the continuous claims made professional liability insurance policy in effect on the last day of the Term of Employment; (ii) purchasing a replacement continuous claims made professional liability insurance policy with retroactive coverage that does not create any lapse in coverage; or, (iii) purchasing an appropriate extended reporting endorsement ("tail coverage");

         (d) upon termination of the Term of Employment under this Agreement in connection with the reduction of professional liability insurance coverage limits as contemplated in Section 10(b), the Company shall reimburse the Executive in an aggregate amount of up to Ten Thousand Dollars ($10,000) for the costs of the Executive's purchase of appropriate tail coverage for medical malpractice claims arising out of the Executive's employment under this Agreement that are made during the period from the date of termination of the Term of Employment through the second anniversary of such termination, with coverage limits equal to the coverage limits of the professional liability insurance provided by the Company prior to the reduction;

         (e) the Executive shall immediately execute and deliver, in strict accordance with Company's instructions, all documents and instruments necessary to effectuate the provisions of this Section 10;

         (f) the Executive agrees to act in full accordance with the terms and conditions of any and all professional liability insurance policies; and

         (g) each party (i) recognizes that time is of the essence with respect to each of their obligations in this Agreement and (ii) agrees to act as soon as practicable in light of the particular circumstances and use the Executive's or its best efforts in as timely a fashion as possible to maximize the intended benefits of this Agreement.

         11. Representations and Warranties of Executive/Indemnification.

         (a) The Executive represents and warrants to the Company (i) that the Executive (A) is able to enter into and perform all duties under this Agreement, and (B) is in good mental and, except as set forth on Exhibit B hereto, physical health and does not suffer from any illness or disability which could prevent him from fulfilling the Executive's responsibilities under this Agreement; (ii) that the Executive is not a party to or bound by any agreement, arrangement or understanding that would interfere with, hinder or conflict with the performance of the Executive's duties hereunder, and (iii) that none of the representations or warranties made by the Executive in this Agreement or in any interviews, references, resumes or curricula vitae submitted to the Company or in any insurance applications or any staff membership applications submitted to any third party in connection with this Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements or provisions therein and in this Agreement not misleading or incomplete.

         (b) The Executive agrees to immediately notify the Company of any fact or circumstance of which he becomes aware during the Term of Employment, which in itself or with the passage of time and/or the combination with other reasonably anticipated factors known to the Executive does render or will render any of these representations and warranties to be untrue.

         (c) The Company hereby agrees that it shall indemnify and hold harmless the Executive to the fullest extent permitted by Delaware law from and against any and all liabilities, costs, claims, and expenses, including all costs and expenses incurred in defense of litigation (including attorneys' fees), arising out of the employment of the Executive with the Company. Costs and expenses incurred by the Executive in defense of such litigation (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of (a) a written request, (b) appropriate documentation evidencing the incurrence, amount and nature of the costs and expense for which payment is being sought, and (c) an undertaking made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under Delaware law. During the Term of Employment, the Company shall maintain in effect, at its sole expense, directors' and officers' liability insurance policies providing for coverage and reimbursement amounts and policies that are customary and appropriate for companies of similar size and nature to the Company and that cover claims (subject to customary exceptions) arising from facts or events that occur at any time during the period of the Executive's employment with the Company.

         12. Confidentiality.

         (a) The Executive acknowledges that as a result of the Executive's employment with the Company, the Executive has and will necessarily become informed of, and have access to, certain valuable and confidential information of the Company, including, without limitation, trade secrets, technical information, plans, lists of patients, data, records, fee schedules, computer programs, manuals, processes, methods, intangible rights, contracts, agreements, licenses, personnel information and the identity of health care providers (collectively, the "Confidential Information"), and that the Confidential Information, even though it may be contributed, developed or acquired in whole or in part by the Executive, is the Company's exclusive property to be held by the Executive in trust and solely for the Company's benefit. Accordingly, except as required by law, by an order of a court having jurisdiction or under subpoena from a government agency, the Executive shall not, at any time, either during or subsequent to the Term of Employment, use, reveal, report, publish, copy, transcribe, transfer or otherwise disclose to any person, corporation or other entity, any of the Confidential Information without the prior written consent of the Company, except to officers and employees of the Company and other persons who are in a contractual or fiduciary relationship with the Company and except for information which is or becomes of general public knowledge from sources other than the Executive.

         (b) Upon the termination of this Agreement, the Executive shall promptly deliver to the Company all Company property and possessions including all drawings, manuals, letters, notes, notebooks, reports, copies, deliverable Confidential Information and all other materials relating to the Company's business which are in the Executive's possession or control.

         13. Substance Abuse Policy. It is the Company's policy that none of its employees shall use or abuse any controlled substances at any time or be under the influence of alcohol or be affected by the use of alcohol during the time period required to perform their duties and obligations under any employment agreements. Company and the Executive both acknowledge and agree that the purpose of this policy is for the benefit of the Company, the Executive and the individuals whom they serve.

                  In compliance with this policy, the Executive agrees to submit to random drug testing immediately upon the Company's request in accordance with practices and policies in effect from time to time for physician employees of the Company. Testing may include, but shall not be limited to, the taking of blood and urine samples and utilization of gas chromatography. Unless otherwise provided in the practices and policies in effect from time to time for physician employees of the Company, in the event that a positive test result is reached indicating a violation of the Company's policy, the Executive may, at the Executive's own expense and subject to the supervision and approval of the Company of the manner and testing facilities utilized, elect to have a second drug test performed on a second portion of the same sample. The Company may, in its sole and absolute discretion, terminate the Executive for cause pursuant to
Section 7(b) of this Agreement in the event either: (a) a positive test result is received in the initial drug test and the Executive fails to exercise the Executive's option for a second test in the manner provided for in this Section 13 or in accordance with practices and policies in effect from time to time for physician employees of the Company; or (b) positive test results are received from both tests. In the event that the second test result is negative, the Company may, at any time, retest the Executive pursuant to the terms of this
Section 13 and the practices and policies in effect from time to time for physician employees of the Company.

         14. Specific Performance; Severability. It is specifically understood and agreed that any breach of the provisions of Sections 8, 9 and 12 hereof and the obligations referred to and incorporated therein by the Executive is likely to result in irreparable injury to the Company, that the remedy at law alone will be an inadequate remedy for such breach and that, in addition to any other remedy it may have, the Company shall be entitled to enforce the specific performance of this Agreement by the Executive through both temporary and permanent injunctive relief, and through any other appropriate equitable relief, without the necessity of showing or proving actual damages. In case any of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, including without limitation geographic scope, duration or functional coverage, any such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had been limited or modified (consistent with its general intent) to the extent necessary to make it valid, legal and enforceable, or if it shall not be possible to so limit or modify such invalid, illegal or unenforceable provision or part of a provision, this Agreement shall be construed as if such invalid, illegal or unenforceable provision or part of a provision had never been contained in this Agreement.

         15. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed by certified or registered mail (return receipt requested) as follows:

         To the Company:

         Sheridan Healthcare, Inc.
         4651 Sheridan Street, Suite 200
         Hollywood, FL 33021
         Attn:  General Counsel
         (954) 964-2611
         Fax:  (954) 987-8359

With copies to:

         Vestar Capital Partners III, L.P.
         Att: Robert L. Rosner
         245 Park Avenue
         41st Floor
         New York, NY 10167
         (212) 351-1600
         Fax:  (212) 808-4922

         and,

         Brian D. Robbins, Esq.
         Simpson Thacher & Bartlett
         425 Lexington Avenue
         New York, NY 10017
         (212) 455-2000
         Fax:  (212) 455-2502

To the Executive:

         Mitchell Eisenberg
         3321 SW 58th Street
         Fort Lauderdale, FL 33312
         (954) 961-8254

or to such other address of which any party may notify the other parties as provided above. Notices shall be effective as of the date of such delivery or mailing.

         16. Miscellaneous. This Agreement shall be governed by and construed under the laws and solely in the courts of the State of Florida without regard to the conflicts of law provisions thereof, and shall not be amended, modified or discharged in whole or in part except by an agreement in writing signed by each of the parties hereto. The failure of any of the parties to require the performance of a term or obligation or to exercise any right under this Agreement or the waiver of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or exercise of such right or the enforcement at any time of any other right hereunder or be deemed a waiver of any subsequent breach of the provision so breached, or of any other breach hereunder. This Agreement shall inure to the benefit of successors of the Company by way of merger, consolidation or transfer of all or substantially all of the assets of the Company, shall be binding upon the heirs, executors, administrators and legal representatives of the Executive and may not be assigned by the Executive. This Agreement supersedes all prior understandings and agreements among the parties relating to the subject matter hereof including, without limitation, the Prior Agreements. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to applicable law or regulation.

         17. Jurisdiction; Venue; Inconvenient Forum; Jury Trial. ANY SUIT, ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT, OR ANY JUDGMENT ENTERED BY ANY COURT IN RESPECT TO THIS AGREEMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF FLORIDA OR IN THE U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF FLORIDA IN BROWARD COUNTY, AND THE PARTIES ACCEPT THE EXCLUSIVE PERSONAL JURISDICTION OF THOSE COURTS FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING. IN ADDITION, THE PARTIES KNOWINGLY, INTENTIONALLY AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH THEY MAY NOW OR LATER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY JUDGMENT ENTERED BY ANY COURT BROUGHT IN THE STATE OF FLORIDA, AND FURTHER, KNOWINGLY, INTENTIONALLY AND IRREVOCABLY WAIVE ANY CLAIM THAT ANY SUIT, ACTION OR PROCEEDING BROUGHT IN THE STATE OF FLORIDA HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY WAIVES ALL RIGHTS TO ANY TRIAL BY JURY IN ALL LITIGATION RELATING TO OR ARISING OUT OF THIS AGREEMENT.

         IN WITNESS WHEREOF, the parties have executed this Agreement under seal as of the date first set forth above.

                                       SHERIDAN  HEALTHCARE, INC.



                                       By:  /s/ Jay A. Martus
                                            -----------------------------------
                                            JAY A. MARTUS
                                            Vice President




                                       EXECUTIVE:



                                       /s/ Mitchell Eisenberg
                                       ----------------------------------------
                                       MITCHELL EISENBERG